SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2009

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2009, incorporated by reference herein:

Exhibit

99.1   Release dated April 24, 2009, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2009".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 24, 2009

By: <u>/s/ Themba Gwebu</u>
     Name: Themba Gwebu
     Title: Company Secretary

DRDGOLD LIMITED

Report to shareholders for the quarter and nine months ended 31 March 2009



(Incorporated in the Republic of South Africa), Registration No.1895/000926/06 , JSE share code: DRD
ISIN: ZAE 000058723, Issuer code: DUSM NASDAQ trading symbol: DROOY ("DRDGOLD" or "the company").

GROUP RESULTS

KEY FEATURES

- Operating profit up 38% to R129.9 million

- Cash operating costs down 5%

- Fatality free quarter

- Shareholders approve the acquisition of a 50% interest in the Elsburg Gold Mining Joint Venture from Mintails Limited

REVIEW OF OPERATIONS

Group		Quarter Mar 2009	Quarter Dec 2008	% Change	Quarter Mar 2008	9 months to 31 Mar 2009	9 months to 31 Mar 2008
Gold production							
Continuing operations	oz	58 997	60 057	(2)	70 378	189 915	236 794
	kg	1 835	1 868	(2)	2 189	5 907	7 365
Discontinued operations	oz	–	–	–	–	–	13 427
	kg	–	–	–	–	–	417
Group	oz	58 997	60 057	(2)	70 378	189 915	250 221
	kg	1 835	1 868	(2)	2 189	5 907	7 782
Cash operating costs							
Continuing operations	US$ per oz	653	654	–	667	691	647
	ZAR per kg	211 666	217 839	3	162 806	205 149	148 863
Discontinued operations	US$ per oz	–	–	–	–	–	1 098
	ZAR per kg	–	–	–	–	–	252 775
Group	US$ per oz	653	654	–	667	691	672
	ZAR per kg	211 666	217 839	3	162 806	205 149	154 431
Gold price received	US$ per oz	915	769	19	943	850	796
	ZAR per kg	292 369	255 213	15	228 836	252 235	182 993
Capital expenditure	US$ million	6.4	9.2	30	4.7	24.7	16.5
	ZAR million	65.8	91.8	28	35.6	227.8	117.4

STOCK

Issued capital

377 535 374 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 395 703 332

Stock traded	JSE	NASDAQ*
Average volume for the quarter per day ('000)	969	2 074
% of issued stock traded (annualised)	67	143
Price • High	R9.55	$0.983
• Low	R5.16	$0.490
• Close	R7.82	$0.845

*This data represents per share data and not ADS data (one ADS represents ten ordinary shares).

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and Exchange Commission on 12 December 2008 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety, health and environment

I am extremely pleased to be able to report that there were no fatalities at any of our operations during the quarter under review. It must be acknowledged that the suspension of underground mining at the East Rand Proprietary Mines Limited ("ERPM") – and thus the elimination of the risk inherent in deep-level mining from at least that quarter – was a significant factor. However, this should not detract from the fact that our continuing deep-level mining operation, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), was also fatality-free in a quarter that was otherwise not without mishap.

On the evening of 17 January, the electrical sub-station at Blyvoor's No 5 Shaft was destroyed by a lightning strike while some 275 employees were working underground. It is testimony to the mine's policy and practice that all underground employees be issued with self-rescuer packs and to the general efficacy of its emergency procedures that all 275 were brought safely to surface.

Predictably, ERPM – where only 169 people are currently employed – recorded substantial rate improvement in respect of the other key safety indicators – dressing station injuries, disabling injuries and reportable injuries. Performance in respect of these at Blyvoor and Crown Gold Recoveries (Pty) Limited ("Crown") were mixed however, pointing to the need for continuing effort and focus to achieve sustainable improvement. While Blyvoor's dressing station rate improved by 2%, its lost time injury rate and reportable injury rate deteriorated by 37% and 7% respectively. Crown recorded a 7% regression in its dressing station injury rate, a 150% regression in its lost time injury rate, and showed no improvement in its reportable injury rate.

Work towards implementation of a group-wide behaviour based safety initiative continues, with piloting scheduled for implementation at Blyvoor's No 6 Shaft during April and May 2009. A number of operation- and issue-specific safety campaigns are currently under way across the group.

In respect of occupational hygiene, risk assessment training for all full-time health and safety representatives at Blyvoor and Crown has been conducted. At Blyvoor an occupational hygiene baseline risk assessment for airborne pollutants is under way and a similar assessment for noise exposure is scheduled to begin during April

2009; installation of wet scrubbers is in progress; and 85% of all rock drills and 93% of all fans have been silenced. Monitoring of airborne pollutants and noise at the other group operations is ongoing.

Total expenditure on environmental issues during the quarter was some R10.5 million relating to slimes clean-up, vegetation of dumps, contributions to the rehabilitation trust fund and site rehabilitation.

Production

Total gold production was 2% lower at 58 997 oz, mainly due to a drop of more than 50% in gold production from ERPM, a consequence of the suspension of underground mining during the December quarter. Gold production from Blyvoor was 3% lower, primarily due to lower surface production resulting from heavy summer rainfall and pump and pipe failures. Crown staged an appreciable recovery from the previous quarter, increasing gold production by 17% on the back of a better average yield, driven by higher than expected recoveries from the Top Star site. The quarter under review saw the first appreciable gold production from Ergo Gold – 1 736 oz, or 50%, attributable to DRDGOLD.

Financial

Total revenue for the quarter was 13% higher at R536.5 million, reflecting a 15% increase in the average Rand gold price received to R292 369/kg. After accounting for cash operating costs – 5% lower at R388.4 million – and gold in process of R18.2 million, operating profit was 38% higher at R129.9 million.

After deduction of depreciation of R23.5 million, an adjustment for environmental rehabilitation of R7.8 million and retrenchment costs of R1.8 million, gross profit from operating activities was 243% higher at R116.0 million.

Administration expenses and general costs of R33.8 million and finance income of R20.6 million, together with lesser deductions and income, resulted in profit before tax of R95.0 million, an increase of 51% on the previous quarter.

Taxation was 74% higher at R51.5 million, leaving net profit 30% higher at R43.5 million.

Detailed operational review

Blyvoor

Total gold production was 3% lower at 32 248 oz, reflecting a 15% decline in gold produced from surface sources to 9 710 oz. Total throughput was 9% lower at 945 000 t due mainly to lower surface throughput, while the total average yield was slightly higher at 1.06 g/t, a consequence of improved underground yield.

Notwithstanding the loss of six production shifts at No 5 Shaft following a lightning strike at the shaft's electrical sub-station on 17 January 2009, underground gold production was 2% higher at 22 538 oz. This resulted from a 5% increase in average underground yield to 4.77 g/t, due mainly to the elimination of old gold recovery at No 4 Shaft, which had been causing grade dilution. Underground throughput was 2% lower at 147 000 t.

Lower surface gold production was a consequence mainly of a 10% decline in surface throughput to 798 000 t, reflecting the negative impact of heavy rainfall during January and February on slimes recovery and of pipe and pump failures at the slimes recovery operation during March. A new pipeline from the slimes operation transfer pump station to the plant is being installed and is expected to be completed by the end of May 2009. The average surface yield for the quarter was 5% lower at 0.38 g/t.

Total cash operating costs rose by 4% to R202 814/kg, reflecting lower gold production. Underground cash operating costs were well contained to a 2% decrease to R247 907/kg while surface cash operating costs increased by 17% to R98 142/kg.

Cash operating profit was 44% higher at R90.0 million, due to the much stronger average gold price received.

Capital expenditure was 9% lower at R26.6 million.

Production build-up on the Way Ahead Project continued apace with a rate of 807 m² per month achieved in March 2009 and 1 200 m² per month targeted by the end of the June 2009 quarter.

Previously-reported supplier delays continued to impact negatively on the 15/29 Incline Project, with mining now expected to start during the September 2009 quarter.

Crown

Gold production was 17% higher at 20 705 oz, due mainly to a 14% increase in the average yield to 0.41 g/t. The increase in average yield reflects the impact of higher-grade material reporting from the Top Star site, where production ramp-up continued apace during the quarter under review.

Throughput was 2% higher at 1 566 000 t. Going forward we will continue to limit throughput from Crown and City Deep to 400 000 t per month. Crown's tailings deposition facilities are reaching the end of their capacity, are being carefully monitored, and if their condition deteriorates volumes may be reduced further. We are currently investigating the feasibility of coordinating the phasing out of these facilities with the establishment of alternative deposition capacity in the East Rand.

Cash operating costs were 11% lower at R169 651/kg, reflecting the increase in gold production.

Cash operating profit was 118% higher at R79.3 million, a consequence both of higher gold production and the higher average gold price received.

Capital expenditure was 20% lower at R10.2 million, reflecting completion of capital development at Top Star. Deposition site maintenance continues as the primary absorber of capital expenditure.

ERPM

Total gold production was 4 308 oz, down substantially from the previous quarter's 8 840 oz. This reflects ERPM's continued shift to surface retreatment-only operations, following the suspension of underground mining at the end of October 2008.

Gold throughput from underground clean-up activity was 23 000 t at an average yield of 1.39 g/t, resulting in the production of 1 029 oz.

Surface gold production was 16% higher at 3 279 oz due to a 21% increase in surface throughput to 341 000 t. This was a consequence of increased capacity at Crown's Knights Plant to treat material recovered from ERPM's Cason Dump, following clearance of Crown sites in the area. The average surface yield was slightly lower at 0.30 g/t, reflecting continued recovery of material from the lower-grade southern face of the Cason Dump.

Total cash operating costs were 33% higher at R427 396/kg, reflecting lower gold production from underground. Surface cash operating costs were 3% higher at R254 627/kg.

The operating loss for the quarter under review was R17.7 million compared with the previous quarter's R17.7 million.

ErgoGold

Gold production attributable 50% to DRDGOLD in the first full quarter of operation was 1 736 oz. This compares with the 64 oz produced from start-up in December 2008. Attributable throughput was 755 000 t at an average yield of 0.07 g/t. This is expected to improve to the targeted 0.16 g/t now that the elution plant at Ergo has been commissioned.

Cash operating costs were R341 833/kg and the attributable operating loss was R3.5 million compared with the previous quarter's R11.0 million.

Total capital expenditure was R30.8 million, compared with the previous quarter's R26.3 million.

Exploration and prospecting

Blyvoor

Underground diamond drilling improved to some 177 m of prospect drilling and 189 m of cover drilling during the quarter.

The annual ore resource and reserve estimation process has started, with Datamine specialists involved in the initial stage of the process.

Ergo

Ergo Phase 2 drilling has been completed and the final resource estimation for uranium, sulphur and gold is being compiled.

ERPM

All exploration activities have been suspended.

Looking ahead

We remain of the view that global economics will continue to be characterised by considerable volatility for the foreseeable future, and that the full impact of this macro-economic volatility has yet to filter through fully to the South African economy. We favour the recently pronounced view of gold consultancy GFMS that prospects for gold to trade upward to the US$1 100 -1 200/oz range are good but recent events such as the IMF gold sale and the strengthening of the Rand serve to remind us that the market and the milieu in which we operate are themselves not at all immune to volatility.

While there is considerable comfort to be drawn from a stronger gold price, particularly if accompanied by Rand weakness, we know we cannot be complacent. We will continue to tread our prescribed path of risk reduction, cost containment, headline earnings per share accretion and capital expenditure conservatism for the foreseeable future. Two previously-stated targets we have yet to consolidate over a period of several quarters are:

– sustained production of 8 500 oz per month from underground at Blyvoor; and
– reduction of ERPM's cash-burn to R2.5 million per quarter.

The recent conclusion of our acquisition of 100% of the Elsburg Joint Venture – now known as ErgoGold – is part of our drive to ensure the future of our business.

Other steps likely to flow from our current investigations are:

• Optimising synergies between Crown and Ergo;
• Securing additional tailings deposition capacity for Crown;
• Replacing the current dump truck ore haulage system at Blyvoor with an entirely more cost-effective railway/conveyor configuration; and
• determining a sustainable means of managing – from ERPM – the rising water level of the Central Witwatersrand Basin.

We expect to be able to report positively on these and other developments over the next few quarters.

Niël Pretorius
Chief Executive Officer

24 April 2009

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	9 months to	9 months to
Statement of comprehensive income	Mar 2009 Rm Unaudited	Dec 2008 Rm Unaudited	Mar 2008 Rm Unaudited	31 Mar 2009 Rm Unaudited	31 Mar 2008 Rm Unaudited
Continuing operations					
Gold and silver revenue	**536.5**	476.8	498.6	**1 490.0**	1 348.5
Net operating costs	**(406.6)**	(382.5)	(356.5)	**(1 208.6)**	(1 095.8)
Cash operating costs	**(388.4)**	(406.9)	(356.4)	**(1 211.8)**	(1 096.4)
Movement in gold in process	**(18.2)**	24.4	(0.1)	**3.2**	0.6
Operating profit	**129.9**	94.3	142.1	**281.4**	252.7
Depreciation	**(23.5)**	(17.1)	(18.4)	**(57.6)**	(58.0)
Movement in provision for environmental rehabilitation	**7.8**	(9.0)	(4.7)	**(13.3)**	(14.2)
Retrenchment costs	**1.8**	(34.4)	–	**(33.5)**	(6.2)
Gross profit from operating activities	**116.0**	33.8	119.0	**177.0**	174.3
Impairments	**(3.3)**	(4.8)	–	**(55.7)**	–
Administration expenses and general costs	**(33.8)**	(32.4)	(21.3)	**(72.3)**	(61.8)
Share-based payments	**(2.0)**	(3.1)	(0.3)	**(6.2)**	(0.7)
Care and maintenance costs	**(3.6)**	(3.1)	(2.3)	**(9.5)**	(7.6)
Financial liabilities measured at amortised cost	**5.7**	39.8	–	**52.8**	(0.8)
Loss/(profit) on sale of assets and investments	**(0.3)**	10.2	–	**8.3**	12.0
Finance income	**20.6**	25.7	27.5	**79.2**	40.6
Finance expenses and unwinding of provisions	**(4.3)**	(3.1)	(4.7)	**(10.1)**	(17.9)
Profit before taxation	**95.0**	63.0	117.9	**163.5**	138.1
Income tax	**(25.2)**	(8.6)	(13.6)	**(49.4)**	(17.1)
Deferred tax	**(26.3)**	(21.0)	–	**(46.0)**	–
Profit after taxation	**43.5**	33.4	104.3	**68.1**	121.0
Discontinued operations					
Loss for the period from discontinued operations	**–**	–	(1.3)	**–**	(51.3)
Profit on sale of assets and investments	**–**	–	30.3	**–**	1 156.6
Impairment from discontinued operations	**–**	–	(1.3)	**–**	(45.7)
Net profit for the period	**43.5**	33.4	132.0	**68.1**	1 180.6
Attributable to:					
Ordinary shareholders of the company	**34.1**	54.7	104.4	**91.9**	954.7
Minority interest	**9.4**	(21.3)	27.6	**(23.8)**	225.9
	43.5	33.4	132.0	**68.1**	1 180.6
Other comprehensive income					
Foreign exchange translation	**1.1**	7.8	22.0	**(10.6)**	84.7
Total comprehensive income for the period	**44.6**	41.2	154.0	**57.5**	1 265.3
Attributable to:					
Ordinary shareholders of the company	**35.2**	62.5	126.4	**81.3**	1 039.4
Minority interest	**9.4**	(21.3)	27.6	**(23.8)**	225.9
	44.6	41.2	154.0	**57.5**	1 265.3
Reconciliation of headline profit					
Net profit	**34.1**	54.7	104.4	**91.9**	954.7
Adjusted for:					
– Impairments	**3.3**	4.8	–	**55.7**	–
– Impairment from discontinued operation	**–**	–	1.3	**–**	45.7
– Profit on sale of discontinued operations	**–**	–	(30.3)	**–**	(1 156.6)
– Loss/(profit) on sale of assets and investments	**0.3**	(9.8)	–	**(8.3)**	(12.0)
– Minority share of headline earnings adjustment	**(0.1)**	1.4	27.9	**(11.1)**	236.8
Headline profit	**37.6**	51.1	103.3	**128.2**	68.6
Headline profit per share – cents	**10.0**	13.6	27.5	**34.0**	18.3
Basic profit per share – cents	**9.0**	14.5	27.7	**24.4**	254.0
Diluted headline profit per share – cents	**10.0**	13.6	27.5	**34.0**	18.3
Diluted basic profit per share – cents	**9.0**	14.5	27.7	**24.4**	254.0
Calculated on the weighted average ordinary shares issued of:	**376 884 611**	376 598 733	376 228 788	**376 684 531**	375 852 976

CONDENSED CONSOLIDATED	As at	As at	As at
Statement of financial position	**31 Mar 2009** **Rm** **Unaudited**	31 Dec 2008 Rm Unaudited	31 Mar 2008 Rm Unaudited
Assets			
Property, plant and equipment	**932.8**	891.2	669.1
Non-current Investments and other assets	**65.4**	65.4	57.7
Environmental rehabilitation trust funds	**125.6**	120.1	86.6
Deferred tax	**35.6**	61.8	–
Current assets	**989.9**	944.9	1 050.6
Inventories	**80.6**	97.4	51.0
Trade and other receivables	**348.6**	223.5	245.4
Cash and cash equivalents	**545.7**	609.0	731.5
Assets classified as held for sale	**15.0**	15.0	22.7
Total assets	**2 149.3**	2 083.4	1 864.0
Equity and liabilities			
Equity	**1 335.7**	1 285.4	1 248.6
Shareholders' equity	**1 298.3**	1 257.4	1 187.3
Minority shareholders' interest	**37.4**	28.0	61.3
Long-term liabilities	**88.2**	93.8	49.2
Post-retirement and other employee benefits	**24.7**	24.1	22.1
Provision for environmental rehabilitation	**401.1**	405.7	296.9
Current liabilities	**299.6**	274.4	247.2
Trade and other payables	**292.8**	262.2	247.2
Short-term liabilities	**6.8**	12.2	–
Total equity and liabilities	**2 149.3**	2 083.4	1 864.0

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	9 months to	9 months to
Statement of changes in equity	**Mar 2009** **Rm** **Unaudited**	Dec 2008 Rm Unaudited	Mar 2008 Rm Unaudited	**31 Mar 2009** **Rm** **Unaudited**	31 Mar 2008 Rm Unaudited
Balance at the beginning of the period	**1 285.4**	1 240.7	1 130.2	**1 305.5**	143.5
Share capital issued	**3.7**	0.4	1.3	**4.1**	28.4
– for acquisition finance and cash	**–**	–	–	**–**	28.0
– for share options exercised	**4.1**	0.4	1.6	**4.5**	1.6
– for costs	**(0.4)**	–	(0.3)	**(0.4)**	(1.2)
Increase in share-based payment reserve	**2.0**	3.1	0.3	**6.2**	0.7
Net profit attributed to ordinary shareholders	**34.1**	54.7	104.4	**91.9**	954.7
Net profit/(loss) attributed to minority shareholders	**9.4**	(21.3)	27.6	**(23.8)**	225.9
Dividends declared	**–**	–	–	**(37.6)**	–
Decrease in minorities	**–**	–	(37.2)	**–**	(189.3)
Other comprehensive income	**1.1**	7.8	22.0	**(10.6)**	84.7
Balance as at the end of the period	**1 335.7**	1 285.4	1 248.6	**1 335.7**	1 248.6

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	9 months to	9 months to
Statement of cash flows	Mar 2009 Rm Unaudited	Dec 2008 Rm Unaudited	Mar 2008 Rm Unaudited	31 Mar 2009 Rm Unaudited	31 Mar 2008 Rm Unaudited
Net cash in/(out)flow from operations	114.1	29.5	(7.1)	168.9	(677.0)
Net cash (out)/inflow from investing activities	(88.0)	(81.6)	(36.0)	(216.0)	2 075.3
Net cash (out)/inflow from financing activities	(89.7)	(149.5)	1.6	(241.8)	(1 037.9)
(Decrease)/increase in cash and cash equivalents	(63.6)	(201.6)	(41.5)	(288.9)	360.4
Translation adjustment	0.3	1.6	23.8	(11.5)	233.4
Opening cash and cash equivalents	609.0	809.0	749.2	846.1	137.7
Closing cash and cash equivalents	545.7	609.0	731.5	545.7	731.5
Reconciliation of net cash in(out)flow from operations					
Profit before taxation	95.0	63.0	117.9	163.5	138.1
Net operating loss from discontinued operations	–	–	(1.3)	–	(51.3)
	95.0	63.0	116.6	163.5	86.8
Adjusted for:					
Movement in gold in process	18.2	(24.4)	0.1	(3.2)	(0.6)
Depreciation and impairment	26.8	21.9	18.4	113.3	58.0
Movement in provision for environmental rehabilitation	(7.8)	9.0	4.7	13.3	14.2
Share-based payments	2.0	3.1	0.3	6.2	0.7
(Profit)/loss on derivative financial instruments	(5.7)	(39.8)	–	(52.8)	0.8
Loss/(profit) on sale of assets and investments	0.3	(10.2)	–	(8.3)	(12.0)
Finance expense and unwinding of provisions	3.2	1.8	3.9	6.6	11.7
Growth in Environmental Trust Funds	(3.3)	(3.3)	(3.8)	(10.1)	(10.8)
Other non-cash items	8.3	(1.8)	(2.7)	4.2	(10.2)
Taxation paid	(1.8)	(24.9)	–	(26.7)	(22.9)
Working capital changes	(21.1)	35.1	(144.6)	(37.1)	(792.7)
Net cash in/(out) flow from operations	114.1	29.5	(7.1)	168.9	(677.0)

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Continuing operations			Blyvoor	Crown	ERPM	ErgoGold*	Total operations
Ore milled (t'000)	Underground	Mar 09 Qtr	147	–	23	–	170
		Dec 08 Qtr	150	–	36	–	186
		Financial year to Mar 09	451	–	123	–	574
	Surface	Mar 09 Qtr	798	1 566	341	755	3 460
		Dec 08 Qtr	889	1 531	282	16	2 718
		Financial year to Mar 09	2 571	5 163	1 002	771	9 507
	Total	Mar 09 Qtr	945	1 566	364	755	3 630
		Dec 08 Qtr	1 039	1 531	318	16	2 904
		Financial year to Mar 09	3 022	5 163	1 125	771	10 081
Yield (g/t)	Underground	Mar 09 Qtr	4.77	–	1.39	–	4.31
		Dec 08 Qtr	4.56	–	5.19	–	4.68
		Financial year to Mar 09	4.66	–	4.54	–	4.63
	Surface	Mar 09 Qtr	0.38	0.41	0.30	0.07	0.32
		Dec 08 Qtr	0.40	0.36	0.31	0.13	0.37
		Financial year to Mar 09	0.36	0.38	0.31	0.07	0.34
	Total	Mar 09 Qtr	1.06	0.41	0.37	0.07	0.51
		Dec 08 Qtr	1.00	0.36	0.86	0.13	0.64
		Financial year to Mar 09	1.01	0.38	0.77	0.07	0.59
Gold produced (oz)	Underground	Mar 09 Qtr	22 538	–	1 029	–	23 567
		Dec 08 Qtr	21 991	–	6 011	–	28 002
		Financial year to Mar 09	67 549	–	17 939	–	85 488
	Surface	Mar 09 Qtr	9 710	20 705	3 279	1 736	35 430
		Dec 08 Qtr	11 414	17 747	2 829	64	32 054
		Financial year to Mar 09	30 158	62 437	10 031	1 800	104 426
	Total	Mar 09 Qtr	32 248	20 705	4 308	1 736	58 997
		Dec 08 Qtr	33 405	17 747	8 840	64	60 056
		Financial year to Mar 09	97 707	62 437	27 970	1 800	189 914

KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)

Continuing operations			Blyvoor	Crown	ERPM	ErgoGold*	Total operations
Gold produced (kg)	Underground	**Mar 09 Qtr**	**701**	**–**	**32**	**–**	**733**
		Dec 08 Qtr	684	–	187	–	871
		Financial year to Mar 09	2 101	–	558	–	2 659
	Surface	**Mar 09 Qtr**	**302**	**644**	**102**	**54**	**1 102**
		Dec 08 Qtr	355	552	88	2	997
		Financial year to Mar 09	938	1 942	312	56	3 248
	Total	**Mar 09 Qtr**	**1 003**	**644**	**134**	**54**	**1 835**
		Dec 08 Qtr	1 039	552	275	2	1 868
		Financial year to Mar 09	3 039	1 942	870	56	5 907
Cash operating costs (US$ per oz)	Underground	**Mar 09 Qtr**	**770**	**–**	**3 058**	**–**	**852**
		Dec 08 Qtr	765	–	1 111	–	817
		Financial year to Mar 09	825	–	1 193	–	889
	Surface	**Mar 09 Qtr**	**303**	**529**	**795**	**1 067**	**521**
		Dec 08 Qtr	251	575	775	22 594	512
		Financial year to Mar 09	328	548	807	1 833	529
	Total	**Mar 09 Qtr**	**630**	**529**	**1 336**	**1 067**	**653**
		Dec 08 Qtr	590	575	1 003	22 594	654
		Financial year to Mar 09	671	548	1 054	1 833	691
Cash operating costs (ZAR per kg)	Underground	**Mar 09 Qtr**	**247 907**	**–**	**978 094**	**–**	**279 784**
		Dec 08 Qtr	252 617	–	354 011	–	274 386
		Financial year to Mar 09	244 677	–	336 206	–	263 885
	Surface	**Mar 09 Qtr**	**98 142**	**169 651**	**254 627**	**341 833**	**166 357**
		Dec 08 Qtr	84 020	189 848	248 307	5 730 000	168 439
		Financial year to Mar 09	97 199	162 494	235 545	534 268	157 064
	Total	**Mar 09 Qtr**	**202 814**	**169 651**	**427 396**	**341 833**	**211 666**
		Dec 08 Qtr	195 012	189 848	320 185	5 730 000	217 839
		Financial year to Mar 09	199 157	162 494	300 107	534 268	205 149
Cash operating costs (ZAR per tonne)	Underground	**Mar 09 Qtr**	**1 182**	**–**	**1 361**	**–**	**1 206**
		Dec 08 Qtr	1 152	–	1 839	–	1 285
		Financial year to Mar 09	1 140	–	1 525	–	1 222
	Surface	**Mar 09 Qtr**	**37**	**70**	**76**	**24**	**53**
		Dec 08 Qtr	34	68	77	716	62
		Financial year to Mar 09	35	61	73	39	54
	Total	**Mar 09 Qtr**	**215**	**70**	**157**	**24**	**107**
		Dec 08 Qtr	195	68	277	716	140
		Financial year to Mar 09	200	61	232	39	120
Cash operating profit (US$ million)		**Mar 09 Qtr**	**9.4**	**8.2**	**(1.8)**	**(0.3)**	**15.5**
		Dec 08 Qtr	6.8	3.1	(1.8)	(1.4)	6.7
		Financial year to Mar 09	18.3	19.0	(5.7)	(1.7)	29.9
Cash operating profit (ZAR million)		**Mar 09 Qtr**	**90.0**	**79.3**	**(17.7)**	**(3.5)**	**148.1**
		Dec 08 Qtr	62.3	36.3	(17.7)	(11.0)	69.9
		Financial year to Mar 09	169.0	175.6	(51.9)	(14.5)	278.2
Capital expenditure (US$ million)		**Mar 09 Qtr**	**2.6**	**1.0**	**(0.2)**	**3.1**	**6.5**
		Dec 08 Qtr	3.1	1.2	2.4	2.9	9.6
		Financial year to Mar 09	7.9	3.8	2.8	10.6	25.1
Capital expenditure (ZAR million)		**Mar 09 Qtr**	**26.6**	**10.2**	**(1.8)**	**30.8**	**65.8**
		Dec 08 Qtr	29.2	12.8	23.4	26.3	91.7
		Financial year to Mar 09	73.2	35.2	25.9	93.4	227.7

**ErgoGold represents DRDGOLD's 50% share of the Elsburg and Ergo Joint Ventures*

DRDGOLD LIMITED

CASH OPERATING COSTS RECONCILIATION

Continuing operations R000 unless otherwise stated		Blyvoor	Crown	ERPM	ErgoGold*	Total operations
Total cash costs	**Mar 09 Qtr**	**222 494**	**119 729**	**63 105**	**23 866**	**429 194**
	Dec 08 Qtr	190 908	113 822	131 060	3 911	439 701
	Financial year to Mar 09	626 204	342 681	315 958	27 777	1 312 620
Movement in gold in process	**Mar 09 Qtr**	**(12 416)**	**(2 040)**	**(1 019)**	**(2 698)**	**(18 173)**
	Dec 08 Qtr	20 701	(91)	(4 348)	8 144	24 406
	Financial year to Mar 09	2 040	(888)	(3 376)	5 446	3 222
Less: Production taxes, rehabilitation and other	**Mar 09 Qtr**	**2 675**	**4 684**	**2 257**	**2 449**	**12 065**
	Dec 08 Qtr	4 287	5 185	3 507	521	13 500
	Financial year to Mar 09	10 124	14 980	8 799	2 970	36 873
Less: Retrenchment costs	**Mar 09 Qtr**	**–**	**–**	**(1 289)**	**–**	**(1 289)**
	Dec 08 Qtr	–	–	31 111	–	31 111
	Financial year to Mar 09	–	–	30 680	–	30 680
Less: Corporate and general administration costs	**Mar 09 Qtr**	**3 981**	**3 750**	**3 847**	**260**	**11 838**
	Dec 08 Qtr	4 705	3 750	4 043	74	12 572
	Financial year to Mar 09	12 881	11 250	12 010	334	36 475
Cash operating costs	**Mar 09 Qtr**	**203 422**	**109 255**	**57 271**	**18 459**	**388 407**
	Dec 08 Qtr	202 617	104 796	88 051	11 460	406 924
	Financial year to Mar 09	605 239	315 563	261 093	29 919	1 211 814
Gold produced	**Mar 09 Qtr**	**1 003**	**644**	**134**	**54**	**1 835**
	Dec 08 Qtr	1 039	552	275	2	1 868
	Financial year to Mar 09	3 039	1 942	870	56	5 907
Total cash operating costs – R/kg	**Mar 09 Qtr**	**202 814**	**169 651**	**427 396**	**341 833**	**211 666**
	Dec 08 Qtr	195 012	189 848	320 185	5 730 000	217 839
	Financial year to Mar 09	199 157	162 494	300 107	534 268	205 149
Total cash operating costs – US$/oz	**Mar 09 Qtr**	**630**	**529**	**1 336**	**1 067**	**653**
	Dec 08 Qtr	590	575	1 003	22 594	654
	Financial year to Mar 09	671	548	1 054	1 833	691

**ErgoGold represents DRDGOLD's 50% share of the Elsburg and Ergo Joint Ventures*

DIRECTORS

(*British)(**American)

Executives:

DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:

J Turk **

Independent non-executives:

GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company Secretary:

TJ Gwebu

For further information, contact Niël Pretorius at:

Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637

website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue
Blackheath, Randburg, South Africa
PO Box 390, Maraisburg, 1700
South Africa

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